August 23, 2007

Mr. Hugh West

Accounting Branch Chief

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Mail Stop 4561

Re:	SEC Comment Letter dated July 27, 2007

Nara Bancorp, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2006

Form 10-Q for the Fiscal Quarter Ended March 31, 2007

File No. 0-50245

Dear Mr. West:

In response to your letter dated July 27, 2007, Nara Bancorp, Inc. (the “Company”) provides the following response, which is keyed to your comment letter.

10-K for the Period Ended December 31, 2006

1.	Interest Rate Cap

•	Our hedged money market product tied to 3 month LIBOR does not have a fixed term and can be withdrawn by an accountholder at anytime.

•

There is no maturity date on our hedged money market product. An interest rate cap with a notional amount of $100 million, tied to 3 month LIBOR was purchased to hedge increases in interest payments on the money market product. The cap has a 15 month term from the date of purchase and has a strike rate of 5.50%. Thus, we have capped our cost for the money market product at 5.50% for a period of 15 months.

•

The interest rate cap was designated as a hedge of the variability of expected future cash flows for a period of 15 months on the first LIBOR-based interest payments paid on the first $100 million of a pool of $106 million in money market accounts (DIG G13) whenever 3 month LIBOR is above 5.50%. While at inception, we determined the cash flows on the money market accounts was probable of occurring, we later determined that it was probable that the cash flows on the full $100 million in hedged money market accounts would not occur. Therefore a portion of the cap was undesignated as a hedge, the related proportional change in fair value in accumulated other comprehensive income or loss was reclassified to current earnings, and the prospective change in the fair value of that portion of the cap was recorded in the income statement.

•

We determined the hedging relationship was expected to be highly effective at achieving the offsetting cash flows of the hedged item following the guidance of DIG G-20. More specifically, we determined the relationship was expected to be highly effective because the notional amount of the cap matches the notional amount of the money market accounts using the first cash flow method described above, the underlying index of the cap is the same as the underlying index of the money market accounts (3 month LIBOR), the reset dates on the caps are the same as the reset dates on the money market accounts, the maturity date of each caplet within the cap is the same date as the interest payment date on the money market accounts, the strike price of the cap matches the exposure being hedged (LIBOR in excess of 5.50%), the hedging instrument’s inflows at maturity are expected to completely offset the change in the cash flows of the money market accounts being hedged, and the caplets can only be exercised at their individual maturity dates.

2.	Interest Rate Swap

•

Under guidelines provided by the paragraph 29(h) of - Statement of Financial Accounting Standards 133 and Issue No. G25 and Issue No. G26 of the Derivatives Implementation Group, the designated risk is that of changes in cash flows of variable rate loans attributable to overall changes in cash flows related to the pool of hedged loans.

•

Since our hedged variable rate loans are not tied to a benchmark rate, we do not use the short-cut method in assessing effectiveness of our interest rate swap agreements as a cash flow hedge. Instead, we use a regression analysis to assess effectiveness of the hedging relationship, and the hypothetical derivatives method to measure and record ineffectiveness. Additionally, should we determine that it is probable that forecasted cash flows will not occur, the related proportional amount in accumulated other comprehensive income or loss is immediately reclassified to current earnings and the change in fair value of that portion of the outstanding interest rate swap is prospectively recorded in the income statement.

3.	Section 302 Certifications

•

In future filings we will exclude the word “annual” from paragraphs 2, 3 and 4 of our section 302 certifications and will reference only the “report” in Form10-K, commencing with the report for the period ending December 31, 2007.

10-Q for the Period Ended March 31, 2007

4.	Item 4A – Controls and Procedures

•	Before certifying the report, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective. In future filings, we will disclose our officers’ conclusion regarding the effectiveness of our disclosure controls and procedures on Form 10-Q, commencing with the report for the period ending September 30, 2007, since we have already filed Form 10-Q for the period ending June 30, 2007.

5.	Section 302 Certifications

•

In future filings, we will exclude the word “quarterly” from paragraphs 2, 3 and 4 of our section 302 certifications and will reference only the “report” in our future filings on Form 10-Q, commencing with the report for the period ending September 30, 2007, as we have already filed the report for the period ending June 30, 2007.

Acknowledgement

In connection with our response to the staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person the federal securities laws of the United States.

If you have any further questions or need additional information, please contact the undersigned at 213-427-6322.

Very truly yours,

/s/ Alvin D. Kang

Alvin D. Kang

Executive Vice President and

Chief Financial Officer

CC:	Mr. Dave Irving

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C., 20549